FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2025

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Acquisition of Macquarie’s U.S. and European Public Asset Management Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2025

NOMURA HOLDINGS, INC.

By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida Senior Managing Director

Nomura Announces Acquisition of Macquarie’s U.S. and European

Public Asset Management Business

Nomura has agreed to acquire three companies from Macquarie in a 100% stock purchase transaction:

•	Macquarie Management Holdings, Inc., a Delaware corporation, which owns the public asset management business in the U.S.

•	Macquarie Investment Management Holdings (Luxembourg) S.à r.l.

•	Macquarie Investment Management Holdings (Austria) GmbH

Tokyo, April 22, 2025 / New York, April 21, 2025—Nomura and Macquarie announced today that they have entered into an agreement for Nomura to acquire Macquarie’s U.S. and European public asset management business, with approximately US$180 billion in retail and institutional client assets across equities, fixed income and multi-asset strategies.

Under the terms of the agreement, Nomura will acquire 100% of the stock of three companies (the “Target Companies”) that operate Macquarie’s U.S. and European public asset management business for an all-cash purchase price of US$1.8 billion (subject to closing adjustments). The transaction is targeted to close by the end of the calendar year, subject to customary closing conditions and regulatory approvals.

Nomura has identified global asset management as a key strategic growth priority for the organization. Through this transaction, Nomura will significantly expand the global capabilities and client footprint of its Investment Management Division, which currently manages approximately US$590 billion in client assets. Upon completion, the total assets under management of Nomura’s Investment Management franchise are expected to increase to around US$770 billion, with more than 35% being managed on behalf of clients outside Japan. This acquisition will also provide Nomura with a scaled hub, headquartered in Philadelphia, to further grow its international Investment Management business.

This high-operating margin business will bring well-established distribution networks in both retail and institutional segments. The business has a presence on nine of the top ten retail distribution platforms in the U.S., as well as strong institutional relationships, including within U.S. insurance, a growing sector for asset managers globally. With its origins in Delaware Investments, which was established in 1929 and acquired by Macquarie in 2010, the business has a long history of serving clients through actively managed strategies.

The business is currently managed by a highly experienced team led by Shawn Lytle (President of the Macquarie Funds and Head of Americas for Macquarie Group). Shawn, alongside John Pickard, CIO Equities & Multi-Asset, Greg Gizzi, CIO Fixed Income, and Milissa Hutchinson, Head of U.S. Wealth, will continue to manage the business following the acquisition. In partnership with this management team, Nomura plans to carry out several initiatives to support organic growth, increased AUM scale, and diversification of the business’s capability set post-acquisition. These initiatives – which will build upon the strengths of the business and aim to position the platform to continue to deliver strong, long-term investment performance – include:

•	Developing new investment capabilities designed to meet the needs of clients

•	Scaling the active ETF platform established by the business in mid-2023

•	Investing in talent and data analytics to grow the distribution platform

•	Leveraging the business’s existing distribution channels to provide its retail and institutional clients with access to the broader set of Nomura asset management capabilities

“This acquisition will align with our 2030 global growth and diversification ambitions to invest in stable, high margin businesses,” said Kentaro Okuda, Nomura President and Group CEO.

“It will be transformational for our Investment Management Division’s presence outside of Japan, adding significant scale in the U.S., strengthening our platform, and providing opportunities to build our public and private capabilities. We are delighted with the prospect of welcoming all 700-plus employees that will be joining the Nomura Group.”

Chris Willcox, Nomura’s Chairman of the Investment Management Division added: “This transaction will accelerate the expansion of our global Investment Management business and will be a significant step in building a truly global franchise with a comprehensive set of solutions to serve investors worldwide.”

As part of the transaction, Nomura and Macquarie have agreed to collaborate on product and distribution opportunities, including Nomura being a U.S. wealth distribution partner for Macquarie Asset Management and providing continued access for U.S. wealth clients to Macquarie Asset Management’s Alternative investment capabilities. Additionally, Nomura has committed to providing seed capital for a range of Macquarie Asset Management’s Alternative funds tailored for U.S. wealth clients.

A joint working group between Nomura and Macquarie will also be established to explore additional potential opportunities to create value for clients through further collaboration between the two organizations.

Macquarie’s U.S. and European Public Asset Management Business

Macquarie established its U.S. and European public asset management business through the acquisition of Delaware Investments in 2010, a U.S. mutual funds business established in 1929. The public asset management business has grown organically and through select acquisitions, including the acquisition of Waddell & Reed in 2021, adding to its actively managed, long-term, open-ended U.S. mutual fund manager capabilities and expanding its U.S. client base. In 2023, the business launched active ETFs and currently manages more than a dozen ETF strategies in the U.S. With more than 700 employees led from Philadelphia, the business has a strong client franchise across U.S. intermediary and institutional clients.

1) Key details of transaction:

Target business(es)	Public asset management business in U.S. and Europe, focusing on equity, bonds, multi-asset strategies, encompassed by the Target Companies

Major office locations	Philadelphia (HQ), Kansas City, Vienna, Luxembourg

Net Management Fees*1	Approximately US$700 million*2

AUM*1	Approximately US$180 billion

Number of permanent employees	More than 700

Approximate AUM mix by investment type*1	Equities 50%, Fixed Income 40%, Multi-Asset 10%

Approximate AUM mix by client channel*1	Retail 50%, Insurance 35%, other Institutional Investors 15%

Approximate AUM mix by region*1	U.S. 90%, outside U.S. 10%

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*[1]	Net Management Fees and AUM: represent unaudited indicative September 2024 figures (annualized for Net Management Fees) for the entire business to be acquired.
*2	The operating results and financial condition of the target business other than Net Management Fees are not disclosed due to confidentiality obligations.

2) Summary of Macquarie Affiliated Managers (U.S.A.) Inc.*3

Name	Macquarie Affiliated Managers (U.S.A.) Inc.

HQ	Philadelphia

Shareholder	Macquarie Asset Management Holdings Pty Limited holds 100% indirectly.

Existing relationships with Nomura	Capital relationship: None
Personnel relationship: None
Business relationship: None
Status of Relevant Parties: None

*3	Macquarie Affiliated Managers (U.S.A.) Inc.’s total assets and net assets are not disclosed due to confidentiality.

3) Method of Acquisition

Our Group companies will acquire 100% of the shares of the Target Companies. Some subsidiaries, assets and liabilities under the Target Companies that do not fall under the public asset management business will be excluded from the acquisition.

4) Purchase Price

Purchase Price	US$1.8 billion*4 (approximately 258.4 billion yen)*5

*4

This transaction will be by a cash settlement. Advisory fees and other fees are not included as the costs associated with the necessary procedures in each country have not been determined. The purchase price may be adjusted depending on the size of assets under management, working capital, liabilities, etc. of the target business at the time of closing.

*5	US$ = 143.57 yen

5) Future schedule

Nomura and the Target Companies will continue to operate separately and independently until closing, which is scheduled to be completed by year end 2025, subject to required regulatory approvals and other customary closing conditions.

6) Advisors

Nomura Securities International, Inc. is serving as financial advisor to Nomura, and White & Case LLP is serving as legal counsel.

7) Outlook

Although the impact of the deal on our company’s consolidated financial results is considered to be minimal, we will promptly provide notice of any matters that require disclosure.

ends

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For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a financial services group with an integrated global network. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Wealth Management, Investment Management, Wholesale (Global Markets and Investment Banking), and Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

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